Diagnostic Imaging International Corp.

848 N. Rainbow Blvd. #2494

Las Vegas, Nevada 89107

May 14, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Ethan Horowitz

Re:

Diagnostic Imaging International Corp.
Form 10-K/A for Fiscal Year Ended
December 31, 2008

Filed April 29, 2009

File No. 333-136436

Dear Mr. Horowitz:

Reference is made to the letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated May 4, 2009, setting forth comments to the Form 10-K/A (the “10-K”) filed by Diagnostic Imaging International Corp. (the “Company”) on April 29, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Item 8 – Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, F-1

1.

We note that your independent accountant is relying on the work performed by their predecessor, Robnett & Company, for the period from March 14, 2002 (inception) through December 31, 2006.  Please advise your independent accountant to revise their report to state the date of the report issued by their predecessor.  Refer to AU 508.

Response:  Our independent accountant has revised its report accordingly.

2.

In connection with the comment above, please revise to provide the audit report issued by Robnett & Company that provides assurance on your statements of operations, changes in stockholders’ equity (deficit), and cash flows for the period March 14, 2002 (inception) through December 31, 2006.  If you are unable to provide this report from you predecessor accountant, you should have a firm that is registered with the PCAOB re-audit this period and amend your filing to include an appropriate audit report for the referenced period.

Response:  We have revised the 10-K to provided the requisite reports/consents from Robnett.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (603) 727-8613.

Sincerely,
/s/ Richard Jagodnik
Richard Jagodnik, President